Exhibit 99.1

PRESS RELEASE

FlatWorld Acquisition Corp.

Palm Grove House

Road Town

Tortola VG1110

British Virgin Islands

Company Contact:

Jeffrey A. Valenty, President

(212) 796-4012

FLATWORLD ACQUISITION CORP. ANNOUNCES SPECIAL MEETING OF SHAREHOLDERS FOR DECEMBER 21, 2012

New York, NY and Tortola, British Virgin Islands—December 7, 2102—FlatWorld Acquisition Corp. (the “Company”) (OTCQB:FWLAF) announced today the holding of a special meeting of shareholders to be held at the offices of FlatWorld Capital LLC, 220 East 42nd St., 29th Floor, New York, NY 10017 on Friday, December 21, 2012 at 10:00 a.m., Eastern time. The purpose of the meeting is for shareholders to consider a proposal to approve an amendment to the Company’s Eighth Amended and Restated Memorandum and Articles of Association to eliminate the blank check company provisions to which the Company is subject.

The Board of Directors has fixed the close of business on December 7, 2012 as the record date for determining the shareholders entitled to notice of and to vote at the special meeting and any adjournment thereof.

In connection with the special meeting, investors and security holders are advised to read the proxy statement, which is in the process of being distributed by the Company and that contains important information about the special meeting. Investors and security holders may obtain a free copy of the proxy statement and other documents filed by the Company at the Securities and Exchange Commission’s web site at http://www.sec.gov. The proxy statement and such other documents may also be obtained for free from the Company by telephone: (212) 796-4012 or by contacting your broker.